Micromem Technologies Inc.
Press Release

Micromem Technologies Inc. Included in EETimes Online Top 60 Emerging Startups List

(Toronto, Ontario, May 4, 2005) — Micromem Technologies Inc. (“Micromem” – OTC-BB: MMTIF)), a company engaged in the research and development of Magnetic Random Access Memory (MRAM), is pleased to announce that it was mentioned on EETimes Online as one of its top 60 emerging startups.

Investors interested in viewing the article may do so at www.eetimes.com .

About Micromem Technologies Inc.

Over the last five years, Micromem has been devoted to the development of MRAM technology. Once fully developed, this technology should be suitable for various applications including Radio Frequency Identification (RFID) tags, which will be Micromem’s first market objective. All MRAM development work is undertaken pursuant to research collaboration agreements among Micromem, the University of Toronto, Dr. Harry Ruda and OCE Inc., a not-for-profit corporation supported through the Ontario Ministry of Economic Development and Trade’s (MEDT) Ontario Centres of Excellence program. Micromem holds the first right to an exclusive, world-wide and perpetual sub-license for the use of the technology.

Listing: NASD OTC-Bulletin Board – Symbol: “MMTIF”
Shares issued: 60,898,021 (as of May 2, 2005)
SEC File No: 0-26005

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause Micromem’s actual results in future periods to differ materially from those expressed or suggested herein. These uncertainties and risks include, without limitation, the inherent uncertainty of research, product development and commercialization, the impact of competitive products and patents, our ability to fund our current and future business strategies and respond to the effect of economic and business conditions generally as well as other risks and uncertainties detailed from time to time in Micromen’s filings with the Securities & Exchange Commission. For more information, please refer to Micromem’s Annual Report on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. Micromem is under no obligation (and expressly disclaims any obligation) to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

No securities regulatory authority has approved or disapproved of this news release.

For further information: Jason Baun at tel. 1-877-388-8930.